19010473

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65590~~ 8-52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DINOSAUR FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 PARK AVE SOUTH, 9TH FLOOR SOUTH
(No. and Street)

NEW YORK	N.Y.	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN GROSSMAN 212-448-9944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH LLP
(Name – *If individual, state last, first, middle name*)

88 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OATH OR AFFIRMATION

I, GLENN GROSSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DINOSAUR FINANCIAL GROUP, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VENISHA R. FRITH
Notary Public, State of New York
No.01FR6073485
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 2/12/22

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)

DECEMBER 31, 2018

TABLE OF CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of Dinosaur Financial Group, L.L.C.
(A wholly-owned subsidiary of Dinosaur Group Holdings, L.L.C.)
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dinosaur Financial Group, L.L.C. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dinosaur Financial Group, L.L.C. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dinosaur Financial Group, L.L.C.'s management. Our responsibility is to express an opinion on Dinosaur Financial Group, L.L.C.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dinosaur Financial Group, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as Dinosaur Financial Group, L.L.C.'s independent auditor since 2001.

New York, New York
February 28, 2019

Morison KSi
Independent member

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	492,730
Receivables from clearing firms		3,212,470
Securities owned, at fair value		6,167,501
Property and equipment - net		112,620
Receivable from affiliates		974,723
Employee loans and advances		76,211
Prepaid expenses		34,637
Security deposits		237,628
Other assets		8,703
Total assets	$	11,317,223
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Compensation payable	$	395,713
Accounts payable and accrued expenses		427,788
Securities sold short, at fair value		808,891
Deferred rent		276,122
Payable to affiliate		18,026
Due to clearing firm		3,723,702
Total liabilities		5,650,242
Commitments and Contingencies		
Member's equity		5,666,981
Total liabilities and member's equity	$	11,317,223

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Financial Group, LLC (the "Company") is a Delaware Limited Liability Company located in New York, New York, with satellite offices in Miami, Florida and Scottsdale, Arizona. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers Automated Quotations ("NASDAQ"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis and referral fees. The Company clears all customer transactions on a fully disclosed basis through three independent broker dealer clearing firms and three futures commission merchants ("FCM"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC ("DGH") is the parent entity and owns a 100% interest in the Company and the following related entities: The Company, DCM Advisors, LLC ("DCM"), Dinosaur Merchant Bank Limited ("UK"), which is a London-based securities broker registered with the Financial Services Authority, and Atlantic Trading & Technical Services, LLC ("AT&TS"). DGH also owns 48% interest in Lisanti Capital Growth, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. All of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction. During 2018 revenue from contracts with customers earned from performance obligations satisfied during a prior year, consisted of $10,625,000 from referral fees, $125,703 from mutual funds and 12B1 fees and $410,702 from insurance products.

Referral Fees
The Company serves as an agent and refers a variety of brokerage transactions to affiliate Dinosaur Merchant Bank Limited ("DMBL"), for which it earns a referral fee. The transaction price for the referral fees is determined by applying an agreed upon computation to all transactions resulting from referrals. The Company receives the referral fee payments from DMBL on a monthly basis based upon referred transactions executed during the month. The Company's performance obligation is satisfied when the referred transaction has been executed.

Administrative services
The Company provides administrative services to certain customers and an affiliate which include but are not limited to settlement services, facilities, accounting, compliance and computer related services. The transaction price is determined by an agreed upon rate. The revenue is recognized in the month in which the services are provided as that is when the performance obligation has been satisfied. Payments are remitted to the Company no later than one month in arrears.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition *(continued)*

Fee Income Resulting from Consulting on asset-based lending
The Company provides consulting services to DMBL in relation to DMBL's matched book repurchase and reverse repurchase lending activities. The transaction price is determined by applying a contracted rate to the funds generated by DMBL from the transactions. The Company's performance obligation is satisfied once the consulting services have been provided. This constitutes the date loan is initially closed or the date existing loans are rolled over, which is performed on the first day of each month that the loan is still in existence. Payments are typically remitted to the Company at the end of the month in which they are earned.

Commission Income
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The transaction price is determined by applying an agreed upon commission rate to the total amount of the transaction. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Payment is remitted to the Company from the respective clearing firm in the month following the activity.
Fee Income Resulting from Consulting on asset based lending
The Company provides consulting services to DMBL in relation to DMBL's matched book repurchase and reverse repurchase lending activities. The transaction price is determined by applying a contracted rate to the funds generated by DMBL from the transactions. The Company's performance obligation is satisfied once the consulting services have been provided. This constitutes the date loan is initially closed or the date existing loans are rolled over, which is performed on the first day of each month that the loan is still in existence. Payments are typically remitted to the Company at the end of the month in which they are earned.

Net trading gains
The Company records gain or loss from the sale of securities for its own account when realized on trade date. Securities are marked to market with unrealized gains and losses recorded with net trading gains.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Revenue recognition** (continued)*

Mutual funds and 12B1 fees

The Company as an agent, enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company believes that performance obligation is satisfied at the point-in-time of distribution to the investor. The Company generates two types of commission revenue though such arrangements: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. Due to the multiple variable involved, which exist outside of the Company's influence and have limited predictive value, the Company cannot conclude at the time of contract closing if any potential future variable consideration beyond the agreed-upon initial contract price will occur, and if so, what that would be. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Payments are received by the Company from the respective vehicles on a monthly or quarterly basis.

Insurance products

The Company serves as an agent for insurance and annuity vehicles in which the Company finds purchasers for the vehicles to enter into contracts with, for an agreed-upon commission rate. The transaction price is determined by applying the agreed-upon commission rate to the sales price of the contract entered into between the vehicle and the purchaser. As an agent, the Company's performance obligation has been satisfied at the date the contract with the purchaser closes. Due to the multiple future variables involved, which exist outside of the Company's influence and have limited predictive value, the Company cannot conclude at the time of the contract closing if any potential future variable consideration beyond the agreed-upon initial contract will occur, and if so, what that amount would be. Any subsequent trails associated with previously signed contracts are recognized as revenue as subsequent payments are made from the purchaser to the vehicle. Funds are received by the Company from the respective vehicles on a monthly or quarterly basis, following the month the purchasers remit the required monthly or quarterly payments to the vehicles.

Investment banking and private placement fees

The Company generally advises on these transactions and the fees thereon are recognized at the point in time that performance obligations under the arrangement are completed. Fees are paid to the Company once the performance obligation has been fulfilled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Revenue recognition** (continued)*

Interest and other income
Revenue from interest and other income are recognized as they are earned.

Property and equipment
Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Member of the Company reports the operations of the Company on their tax return. The Member is subject to the New York City Unincorporated Business Tax ("UBT") on the Company's taxable income.

Uncertain tax positions
The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2015.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Credit Risk concentration and cash

Cash and concentration of credit risk consists of deposit accounts principally at one bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. The Company's uninsured amount at December 31, 2018 was $183,575. No losses have been incurred to date.

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2018.

During the year 2018, Dinosaur Financial Group referred a deal to Dinosaur Merchant Bank Limited. The Company was paid a substantial referral fee which represented approximately 44% of its gross revenue.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Fair Value Measurements** (continued)*

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company has determined that adopting the new pronouncement will materially impact its financial statements as there will be an increase in assets of $1,493,826 and an increase in liabilities of $1,768,964.

3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2018, the balance due from clearing firms consisted of commissions receivable in the amount of $307,647 and cash balances in the amount of $2,904,823. Commissions consist of both commissions and mark-ups. The Company owed $3,723,702 in margin balances to one of its clearing firms.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

		Estimated Useful Life
Furniture and fixtures	$ 221,399	7 years
Less: Accumulated depreciation	108,779	
	$ 112,620	

5. COMMITMENTS AND CONTINGENCIES

Litigation

In November 2018, the Company was served by the FINRA Office of Dispute Resolution with a statement of claim (the "Claim") in a matter styled DLG Wealth Management, LLC ("DLG"), Etico Partners, LLC ("Etico"), and Wendy Sue Elliott ("Elliott") vs. DCM Advisors, LLC ("DCM Advisors"), Dinosaur Financial Group, LLC, and Dinosaur Group Holdings, LLC ("Dinosaur Holdings"). In the Claim, the claimants were seeking damages and requesting FINRA arbitration. As neither DLG, Dinosaur Holdings nor DCM Advisors are FINRA members, FINRA arbitration was not applicable. On December 14, 2018 it was agreed among the parties that only Elliott's claim against the Company could proceed in the Arbitration. We have not received any notice since then regarding the claims of the other parties.

By statement of answer dated January 2, 2019, the Company denied the allegations and requested expungement of the Claim on FINRA's CRD on the grounds that the Claim is baseless for the reasons detailed in the answer, including that Elliott was never an employee of the Company, received all brokerage commissions she earned on trade executions, and had no agreement with the Company to be paid to supervise employees dually registered with DLG and the Company. The Company also asserted defenses to the Claim.

The Company finds these claims baseless and without merit and is not in a position at this time to estimate the amount or range of potential loss.

5. COMMITMENTS AND CONTINGENCIES *(continued)*

Leases

The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $445,586 for the year ended December 31, 2018.

In December 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $276,122 at December 31, 2018.

Future minimum lease payments as of December 31, 2018 are as follows for:

Years Ending December 31:	
2019	$ 529,070
2020	534,509
2021	471,755
2022	443,311
Total	$ 1,978,645

6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

6. FAIR VALUE MEASUREMENTS *(continued)*

The following table summarizes the Company's assets and liabilities required to be measured at fair value on a recurring basis at December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
US Government Treasuries	$ 2,472,945	$ -	$ -	$ 2,472,945
Corporate Bonds	941,327	-	-	941,327
Exchange Traded Funds	249,920	-	-	249,920
Government Sponsored Enterprises	-	2,503,309	-	2,503,309
Total Investments	**$ 3,664,192**	**$ 2,503,309**	**$ -**	**$ 6,167,501**
Securities Sold Short				
Corporate Bonds	$ 808,891	$ -	$ -	$ 808,891
Total Investments	**$ 808,891**	**$ -**	**$ -**	**$ 808,891**

Valuation techniques

Corporate bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. Usually corporate bonds are categorized as Level 1 of the fair value hierarchy. When observable price quotations are not available, independent consensus pricing is obtained and presented as Level 2.

Government

Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2018, Government Sponsored Securities held by the Company are considered Level 2.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2018, no counterparty individually accounted for greater than 40% of the Company's receivable from clearing firms balance.

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells the security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

8. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2018, the Company earned $14,108,505 in referral fee income under a revenue allocated agreement with Dinosaur Merchant Bank, Ltd. ("DMBL"). The Company earned $2,520,921 in consulting fees on asset-based lending through its agreement with DMBL.

At December 31, 2018, the Company allocated $18,000 of rent expense to Atlantic Trading & Technical Services, LLC and $18,000 to Dinosaur Group Holdings, LLC. At December 31, 2018, the Company was owed $880,257 from DMBL; $17,372 from AT&TS; $65,219 from DCM Advisors, LLC and owes $6,150 to DGH. The loans receivable are noninterest-bearing and due on demand. The Company paid $600,000 to AT&TS for information technology services. In addition the Company earned $180,000 from DCM Advisors, LLC for administrative services.

The Company's affiliate, DCM Advisors, LLC, earns advisory fees through the Company's clearing agreement with RBC Correspondent Services ("RBC"). During 2018, the Company earned $610,179 in commission income through RBC.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $3,733,503, which exceeded the required minimum net capital of $322,757 by $3,410,746. Aggregate indebtedness at December 31, 2018 totaled $4,841,352. The Company's percentage of aggregate indebtedness to net capital was 129.67 %.

10. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 28, 2018 which is the date that the financial statements were available to be issued.